                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. __) *


                               TOSCO CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  891490 30 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Joseph A. Householder
                        Union Oil Company of California
                       2141 Rosecrans Avenue, Suite 4000
                             El Segundo, CA  90245
                          Telephone No. (310) 726-7600

                          ----------------------------

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 31, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                         (Continued on following pages)

                              (Page 1 of 6 Pages)

-----------------
  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
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                                                                     Page 2 of 6

                          SCHEDULE 13D

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Union Oil Company of California, a California corporation
      95-1315450

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [ ]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
 5    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California Corporation

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                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          14,092,482
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          14,092,482
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      14,092,482

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.71%

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      TYPE OF REPORTING PERSON*
14
      CO

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                     *SEE INSTRUCTION BEFORE FILLING OUT!
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                                                                     Page 3 of 6

                          SCHEDULE 13D

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      UNOCAL CORPORATION, a Delaware corporation
      95-3825062

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [ ]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
 5    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                               [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware Corporation

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          14,092,482
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          14,092,482
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      14,092,482

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.71%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER
          -------------------

          This statement relates to the Common Stock of Tosco Corporation ("Tosco"), whose principal executive offices are located at 72 Cummings Point Road, Stamford, Connecticut 06902


ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

          a.  Name:                 Union Oil Company of California, a
                                    California corporation ("Union")

          b.  Principal Business:   Oil and gas exploration and production

          c.  Principal Business
              Address:              2141 Rosecrans Avenue, Suite 4000
                                    El Segundo, CA  90245


          a.  Name:                 Unocal Corporation, a Delaware corporation
                                    ("Unocal")

          b.  Principal Business:   Holding Company

          c.  Principal Business
              Address:              2141 Rosecrans Avenue, Suite 4000
                                    El Segundo, CA  90245

          d. During the past five years, Unocal, through its operating subsidiary, Union Oil Company of California, has been convicted of a number of misdemeanor criminal violations. These cases usually involved minor violations of state or local enviornmental laws. However, two of these misdemeanor convictions were significant. In 1994, Union plead no contest to a number of misdemeanor violations of California statutes which prohibit the discharge of petroleum into the environment. The case was filed in Municipal Court for the County of San Luis Obispo, California. Fines and civil penalties in excess of $1,000,000 were paid to resolve the violations. On July 19, 1995, Union plead no contest to a number of misdemeanor violations of Claifornia state laws which prohibit the unlawful discharge of airborne contaminants into the environment. The case was filed in Municipal Court for the County of Contra Costa, California. A fine of $951,000 was paid to resolve the violations. In addition, civil penalties in the amount of $2,050,000 were paid in a companion civil case.

          A wholly owned subsidiary of Unocal, Puregro, plead guilty in January 1993 in Federal District Court, San Diego, California, to one felony count for illegal disposal of hazardous waste. Puregro paid a fine of $100,000, plus costs in the amount of approximately $20,000.

          e. To the best knowledge of Union and Unocal, as the case may be, neither has been the subject of a civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, during the last five years.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

          The aggregate amount of consideration used by Union to purchase the 14,092,482 Shares to which this statement relates was approximately $400,000,000. The consideration was obtained from the sale of the business and assets of Union's 76 Products Company business segment.


ITEM 4.   PURPOSE OF TRANSACTION
          ----------------------

          The 14,092,482 Shares were received as partial consideration for the sale of the business and assets of Union's 76 Products Company business segment.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

          a.   Amount Beneficially Owned:  14,092,482
               Percent of Class:                 9.71%

          b. Union Oil Company of California is a wholly owned subsidiary of Unocal Corporation, and therefore, Unocal may be deemed to control Union, directing its investments and voting. Thus, the two entities share voting power and investment power with respect to the Shares.

          c. To the best knowledge of Union and Unocal as the case may be, neither has effected any transactions in the Shares during the 60 days prior to April 10, 1997, except as described herein.

          d.   Not applicable.

          e.   Not applicable.

ITEM 6    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
          ------------------------------------------------------

          Pursuant to the terms of a Stock Purchase and Shareholder Agreement dated as of January 15, 1997, by and between Tosco and Union, as amended and supplemented, Union has agreed to vote the Shares in proportion, for, against and in abstention, to the votes of the other shareholders present at shareholder meetings, if the vote relates to a matter on which the interests of Union and the interests of the other shareholders are reasonably similar. In addition, if any person solicits written consent for action from shareholders of Tosco, Union has agreed to deliver
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                                                                     Page 6 of 6

a written consent consenting to the action by a percentage of the Shares that is equal to the percentage by which all other shares, not held by Union, consented to the action. Further, Union has agreed to certain passivity provisions, including its agreement not to sell, without the consent of Tosco, the Shares to anyone who, after completion of such sale, would own more than 5% of the common stock outstanding. Tosco has agreed to repurchase the Shares at various prices if Tosco sells shares of its Common Stock in an underwritten public offering under certain conditions. Finally, the agreement provides certain registration rights with respect to the Shares.


ITEM 7    MATERIALS TO BE FILED AS EXHIBITS
          ---------------------------------

          Exhibit A   Agreement of Joint Filing

          Exhibit B   Stock Purchase and Shareholder Agreement, dated as of
                      January 15, 1997, by and between Tosco Corporation and
                      Union Oil Company of California, together with form of Supplement No. 1 thereto (incorporated by reference to Exhibit 2.2 to Unocal's Current Report on Form 8-K dated
                      December 16, 1996, and filed January 3, 1997, File No. 1-
                      8483).

          Exhibit C   Amendment No. 1 and Supplement, dated as of March 31,
                      1997, to Stock Purchase and Shareholder Agreement, dated as of January 15, 1997, by and between Tosco Corporation and Union Oil Company of California.


                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 1997        UNOCAL CORPORATION
                              UNION OIL COMPANY OF CALIFORNIA



                              By:   /s/  Joseph A. Householder
                                    --------------------------
                                    Joseph A. Householder
                                    Vice President, Tax

                                 EXHIBIT INDEX
                                 -------------

Exhibit
-------

Exhibit A   Agreement of Joint Filing


Exhibit B   Stock Purchase and Shareholder Agreement, dated as of January 15,
            1997, by and between Tosco Corporation and Union Oil Company of
            California, together with form of Supplement No. 1 thereto
            (incorporated by reference to Exhibit 2.2 to Unocal's Current Report on Form 8-K dated December 16, 1996, and filed January 3, 1997, File
            No. 1-8483).


Exhibit C   Amendment No. 1 and Supplement, dated as of March 31, 1997, to Stock
            Purchase and Shareholder Agreement, dated as of January 15, 1997, by and between Tosco Corporation and Union Oil Company of California.